SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS jkaufman@stblaw.com

March 15, 2019

VIA EDGAR TRANSMISSION

Re:	Avantor, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Submitted on February 8, 2019

CIK No. 0001722482

Tim Buchmiller

Russell Mancuso

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Avantor, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comment letter, dated March 7, 2019, relating to the Registration Statement (the “Comment Letter”), and to otherwise update the Company’s disclosure, including the addition of the Company’s audited financial statements for the fiscal year ended December 31, 2018 and the removal of prior period information no longer required to be presented in the Registration Statement.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in our responses correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	March 15, 2019

Market and Industry Data, page i

1.	Please tell us whether you commissioned any of the data used in your registration statement.

The Company advises the Staff that it did not commission any third party reports for the data used in the Registration Statement.

Company Overview, page 1

2.

Your graphic on page 95 indicates that your largest product category is third-party materials and consumables. If a material portion of your business involves the distribution of third-party products, include appropriate disclosure, including the percentage of your revenues derived from those sales, in your summary. If that portion of your business experiences lower margins than revenues generated from sales of your proprietary products, include appropriate disclosure in your Management’s Discussion and Analysis section regarding the impact on your operating results from changes in the portion of your revenues derived from sales of your products versus those of third-parties.

In response to the Staff’s comment, the Company has revised its disclosure on page 1 of Amendment No. 1.

The Company also respectfully informs the Staff that gross margins applicable to third-party materials & consumables are lower than consolidated gross margins and that disclosure of the impact of this difference on historical periods is contained in the Registration Statement.

Specifically, the Company refers the Staff to its discussion and analysis of baseline VWR on page 58 and VWR on page 62 of Amendment No. 1. The results of VWR, which was primarily a distributor of third-party materials & consumables, are highly correlated to the Company’s overall third-party materials & consumables business. The presentations of baseline VWR and VWR include disclosures that baseline VWR was the reason for a 480 basis point decrease in gross margin from 2017 to 2018, and that VWR’s inclusion was the reason for an 1,170 basis point decrease in gross margin from 2016 to 2017.

The Company confirms that, to the extent that net sales from third-party materials & consumables change relative to other product categories in future periods, the Company will include appropriate disclosure to this effect in its Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Securities and Exchange Commission	March 15, 2019

Conflicts of Interest, page 9

3.

Please address the underwriter’s interest in the price of your common stock given its interest in (1) your junior convertible preferred stock that appears to convert at a rate affected by the price of your common stock over a period initially triggered by this offering and (2) your warrants whose exercisability appears to be triggered by this offering. Also add any appropriate risk factors.

As disclosed on page 10 of Amendment No. 1, the Company’s Existing Junior Convertible Preferred Stock converts at a fixed rate, unless the volume weighted average trading price of the Company’s common stock for a period of 30 trading days prior to the conversion date falls below a per share price sufficient to provide holders with value equal to the liquidation preference of the Existing Junior Convertible Preferred Stock. In this case the Conversion Adjustment Shares would be issued in an amount to provide holders with value equal to the liquidation preference of the Existing Junior Convertible Preferred Stock. The Company has modified the risk factor on page 44 of Amendment No. 1 to emphasize that affiliates of Goldman Sachs & Co. LLC will receive shares of common stock, including any Conversion Adjustment Shares, upon the conversion of their shares of Existing Junior Convertible Preferred Stock.

In addition, the Company advises the Staff that the warrants have been and remain exercisable since their issue date. The Company has modified the description of the warrants on page 160 of Amendment No. 1 to clarify that the exercisability of the warrants is not affected by the offering.

The Offering, page 9

4.	Please tell us how the mirror units are settled, and whether any other securities could be issued to the holders of those units.

The Company respectfully notes the Staff’s comment and refers the Staff to its disclosures with respect to the mirror units on pages F-16 and F-17 of Amendment No. 1. NuSil 2.0 LLC, an entity that is not a subsidiary of or otherwise consolidated with the Company, is the issuer of the mirror units that mirror the rights and privileges of certain of our equity instruments held by NuSil 2.0 LLC. As such, any future obligations to settle these awards are not an obligation of the Company, whether settled in cash or another equity instrument.

The customers we serve…, page 19

5.	Please clarify when significant customer patents expire.

While the Company believes the expiration of its customers’ patents to be one of the risks to the industry as a whole, it does not have any specific information regarding the timing of expiration of particular patents of its customers. The

Securities and Exchange Commission	March 15, 2019

Company respectfully advises the Staff that, as disclosed on page 102 of Amendment No. 1, that no customer accounts for more than 4% of its net sales. In addition, the Company sells its products and services to generic manufacturers as well. As a result, the expiration of a particular customer’s patent does not represent a material risk to the Company’s results of operations, financial position or cash flow.

We are subject to product liability…, page 25

6.

If products you sell or your customers’ products incorporating your products have been subject to material litigation, please revise to specify. Also, given your disclosure that you do not maintain insurance for product liability across all of your product lines, please specify any material product lines for which you do not maintain insurance.

The Company respectfully advises the Staff that, as disclosed on page 108 of Amendment No. 1, it is not subject to any material private lawsuits or other legal proceedings, product liability or otherwise. In addition, to the Company’s knowledge, the Company’s customers are not subject to any material product liability litigation relating to products manufactured or distributed by the Company.

With respect to insurance for its product liability across its product lines, the Company has revised its disclosure on page 26 to reflect that no material product lines are carved out of its insurance policies for product liability.

Our business, financial condition…, page 27

7.	Given your disclosure like in the last paragraph of this risk factor, provide us your analysis of whether the names of your large suppliers must be disclosed for investors to evaluate the risk.

The Company respectfully advises the Staff that, as disclosed on page 1 of Amendment No. 1, the Company offers products from approximately 4,000 suppliers. No supplier to the Company represents more than 5% of the Company’s net sales. As a result, the loss of any individual supplier would not be material to the Company and alternate suppliers are available.

Significant developments…, page 29

8.	Please clarify the extent of your business subject to the risk mentioned in the second paragraph of this risk factor.

In response to the Staff’s comment, the Company has revised its disclosure on page 29 of Amendment No. 1.

Securities and Exchange Commission	March 15, 2019

Use of Proceeds, page 47

9.	Please quantify the amount required to redeem all of your Existing Senior Preferred Stock, and specify the amount to be paid to affiliates of Goldman Sachs & Co. LLC

In response to the Staff’s comment, the Company has revised its disclosure on page 47 of Amendment No. 1.

10.

Please tell us the amount of expenses you will incur as a result of obligations triggered by this offering, and whether those expenses are reflected in your disclosure on this page. We note for example a reference on page F-40 to an obligation to settle units that it appears might be so triggered.

In response to the Staff’s comment, the Company has revised its disclosure on page F-42 with respect to an obligation to settle units upon completion of a qualified IPO. The initial public offering will not trigger an obligation to settle the phantom units and the Company has revised the existing disclosure on page F-42 to clarify.

As a result of this offering, as disclosed on page 47 of Amendment No. 1, the Company expects to redeem each of the outstanding shares of the Existing Senior Preferred Stock. The total amount of proceeds used to redeem the Existing Senior Preferred Stock will be included in the disclosure on page 47 when determined. All offering expenses will be reflected in our disclosure on page 47.

Dividend Policy, page 48

11.	Please disclose the amount of dividends/distributions you have made during each period presented.

In response to the Staff’s comment, the Company has revised its disclosure on page 48 of Amendment No. 1.

12.	Clarify the “certain outstanding indebtedness” that you anticipate repaying before you would reevaluate your dividend policy.

In response to the Staff’s comment, the Company has revised its disclosure on pages 9 and 48 of Amendment No. 1. As noted in the second paragraph on page 48, the Company’s ability to pay dividends depends in part on its receipt of cash dividends from its operating subsidiaries, including Avantor Funding, Inc., which is restricted from paying dividends pursuant to the terms of its outstanding indebtedness.

We expect to undergo a recapitalization of our equity in connection with this offering, page 55

13.

We note your reference to class B stock. If applicable, provide the required disclosure regarding these securities under “Description of Capital Stock” and indicate how your recapitalization will impact the class B stock.

Securities and Exchange Commission	March 15, 2019

In response to the Staff’s comment, the Company has revised its disclosure on page 158 of Amendment No. 1.

Key Indicators of Performance and Financial Condition, page 57

14.

We reference your disclosure that Adjusted EBITDA is used by investors to measure and evaluate your operating performance and Management EBITDA is used by management to measure and evaluate your operating performance. Please revise your disclosures to clearly explain the difference between the two measures and to state the reasons why management believes that the presentation of both Adjusted EBITDA and Management EBITDA provides useful information regarding your financial condition and results of operations. Refer to Item 10(e)(i)(C) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 57 of Amendment No. 1 to more clearly explain the difference between Adjusted EBITDA and Management EBITDA, including separate bulleted discussions of each measure and greater disclosure about their differences. The Company has also elected to present an additional non-GAAP measure, Adjusted Net Income, and has provided similar stand-alone discussion of that measure in this section.

15.

Please revise to disclose which key indicators of performance and financial condition included in this section are non-GAAP measures. Revise to also clearly label “baseline VWR” and “combined change” amounts included on pages 59 and 60 as non-GAAP measures and provide the disclosures required by Item 10(e) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 57 and 58 of the Amendment No. 1 to clarify which key indicators of performance and financial condition are non-GAAP measures. With respect to the Staff’s comment that “baseline VWR” and “combined change” amounts should be identified as non-GAAP measures, and to provide the related disclosures required by Item 10(e) of Regulation S-K, the Company respectfully maintains that, as used in the Registration Statement, such amounts do not constitute non-GAAP measures pursuant to Item 10(e). Specifically, these amounts are provided as management believes they constitute a meaningful explanation to investors as to the reasons for the changes in the Company’s results of operations when the 2017 period is included as part of the comparison, given that the VWR Acquisition was completed in November 2017 and was a material driver of the difference in results of operations from 2017 to 2018. As such, the Company does not consider those amounts, on their own, to be numerical measures of the Company’s historical financial performance, and thus are not non-GAAP financial measures, as defined in Item 10(e)(2) of Regulation S-K. Instead, the Company views the presentation of these amounts as part of its analysis of a known material trend in

Securities and Exchange Commission	March 15, 2019

the Company’s results of operations required to be disclosed pursuant to Item 303(a)(i) of Regulation S-K (“Describe any unusual or infrequent events or transactions…that materially affected the amount of reported income from operations and, in each case, the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.”). The “baseline VWR” and “combined change” amounts were disclosed merely to provide investors appropriate context regarding the significant differences in the Company’s results of operations for 2017-2018. The Company further does not intend to present “baseline VWR” or “combined change” when comparing results of operations for future periods since the VWR Acquisition will no longer be a key driver of the difference in period to period results.

Results of Operations, page 58

16.	In your discussion of results of operations where you attribute period-to-period changes to a combination of several different factors, please address the following:

•

Clarify the significance of each factor; quantify where possible, and clarify the extent to which changes are attributable to price or volume or to the introduction of new products or services. Also, to the extent required by Regulation S-K Item 303, address current period results of your business that existed before the VWR acquisition as well as the current period results of the VWR business relative to that business’s pre-acquisition results.

•

Provide a more detailed analysis of the material factors that contributed to “higher volumes,” “generally favorable pricing” and margin changes in each of your segments, and discuss any specific products that contributed to significant changes; and

•

Explain the material factors that impacted the pricing environment for each of your segments. We see your disclosure that the pricing environment was favorable in the Americas and AMEA but remained generally similar in Europe.

See also Regulation S-K Item 303(a)(3) and SEC Release No. 33-8350.

In response to the first bullet of the Staff’s comment, the Company has supplemented its discussion and analysis of results of operations on pages 58 to 66 of Amendment No. 1 to quantify: (i) the significance of each customer and product group on our net sales growth rate in tabular form on pages 59 and 63, explained by narrative disclosures by segment that follow on pages 59 to 60 and pages 63 to 64; (ii) the individual drivers of the change in gross margin from 2017 to 2018 on page 60 and from 2016 to 2017 on page 64 by quantifying the impact of VWR’s results; (iii) the individual drivers of the change in operating expenses from 2017 to 2018 on pages 60 and 61; (iv) the components of the change in the income tax benefit from 2017 to 2018 on page 61; (v) the components of the change in Adjusted Net Income from 2017 to 2018 on page 62 and from 2016 to 2017 on page 65; (vi) in columnar form, the impact of including 41 days of VWR’s results in 2017 when comparing 2017 and 2016 on pages 63 through 65; and (vii) the effect of significant quarterly trends in the change in net sales from 2016 to 2017 on page 63.

In response to the second and third bullets of the Staff’s comment, the Company has removed immaterial disclosures of pricing and volume, and where material, the Company has made more specific disclosures about the extent to which pricing or volume influenced results. For example, on page 59, the Company revised previous disclosure “included a generally favorable pricing environment with higher volumes” with “included higher volumes and also, to a lesser extent, pricing improvements.”

In response to the Staff’s comment to address current period results of the business that existed before the VWR Acquisition as well as the current period results of the VWR business, the Company respectfully advises the Staff that it no longer measured the stand-alone performance of these businesses beginning in 2018.

Securities and Exchange Commission	March 15, 2019

Gross Margin, page 60

17.

We reference the 90 basis points of gross margin that is attributed to the combined change. Please revise to provide a quantified discussion of the factors that resulted in the combined 90 basis point increase. In addition, if available, disclose how the VWR post acquisition and legacy Avantor operations impacted gross margins for this period.

In response to the Staff’s comment to provide a quantified disclosure of the combined increase to gross margin, the Company has revised its disclosure on page 60 of Amendment No. 1 to quantify the individual factors affecting the combined change in gross margin from 2017 to 2018.

In response to the Staff’s comment to disclose how VWR and legacy Avantor individually contributed to the change, the Company respectfully advises the Staff that it no longer measured the standalone performance of those businesses beginning in 2018. The Company sought to address this matter through its presentation of baseline VWR and refers the Staff to its presentation on page 60, including disclosure that baseline VWR was the reason for a 480 basis point decrease in gross margin from 2017 to 2018.

Years ended December 31, 2017 and 2016, page 62

18.

We note multiple references to the significant impact on revenues and operating income of including VWR for 41 days during 2017. Please revise to quantify the impact of the inclusion of VWR operations on each segment.

In response to the Staff’s comment, the Company has revised its disclosure on page 63 of Amendment No. 1 to include additional columns in its tabular presentations of the results of operations that quantify the effect of the inclusion of VWR in its results for 41 days in 2017 on each segment.

Liquidity, page 72

19.

Please provide us your analysis of the extent to which your results could change before a covenant would be triggered that would limit your access to the “unused availability” or that could result in a default.

The Company informs the Staff that based on an analysis of its first lien net leverage ratio for the year ended December 31, 2018, the Company’s Covenant

Securities and Exchange Commission	March 15, 2019

EBITDA would have to decline by approximately 57% before a covenant would be triggered that would limit our access to unused availability or that could result in an event of default.

20.	Please quantify the amount of your cash subject to the restrictions mentioned in the third sentence of the last paragraph on page 73.

In response to the Staff’s comment, the Company has revised its disclosure on page 72 of Amendment No. 1 by removing that sentence as the Company has determined that it is no longer subject to any material cash repatriation restrictions.

Critical Accounting Policies and Estimates Estimating the fair value of share-based compensation, page 78

21.

Please revise to disclose how you estimated fair value of your common stock for purposes of valuing your stock options awards. In addition, once you have an estimated offering price or range, explain for us any significant differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.

In response to the Staff’s comment, the Company has revised its disclosure on page 79 of Amendment No. 1. In addition, the Company advises the Staff that it will provide the requested explanation, if necessary, once an estimated offering price or range has been determined. The Company supplementally notes that all stock option awards granted from and after the completion of the VWR Acquisition in November 2017 have an exercise price equal to 1.65 times the estimated fair value of the Company’s common stock at the time of grant.

Products and Services, page 94

22.	Please provide the three-year revenue history by product and service class as required by Regulation S-K Item 101(c)(1)(i).

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of Amendment No. 1.

In addition, the Company advises the Staff that the disclosure of disaggregated revenues by product and service class for the years ended December 31, 2017 and 2016 included in the Business section on page 95 were obtained from internal operational reporting applications. Such applications were believed to be reliable for those years but were not routinely reconciled to the Company’s general ledger systems and were not subject to the Company’s internal control over financial

Securities and Exchange Commission	March 15, 2019

reporting. Those factors make it impracticable for management to have that information audited. Accordingly, the Company has not included this information on page F-21 and has disclosed on page F-11 that the disclosure was impracticable as required by ASC 280-10-50-40. As noted on page F-11, the system and reporting improvements made in connection with the implementation of the new revenue recognition standard have made this disclosure practicable beginning January 1, 2018.

Directors and Executive Officers, page 110

23.

Please disclose the principal business of the corporations and other organizations that employed the individuals named in this section as required by Regulation S-K Item 401(e)(1). Also, for each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company in light of the company’s business and structure.

In response to the Staff’s comment, the Company has revised its disclosure on pages 110-116 of Amendment No. 1.

Base Salary, page 120

24.	Please clarify how the internally prepared competitive market compensation data was used. Also clarify how you determined the components of the data, and identify the components as appropriate.

In August 2018, internally prepared competitive market compensation data was developed based on the Willis Towers Watson 2017 General Industry Salary Survey, a broad-based published survey of over 1,000 companies deemed to be representative of non-energy and non-financial services organizations, for the purpose of assessing whether cash compensation levels of the named executive officers employed at such time, other than the chief executive officer, were generally aligned with the survey data. This data included base salary and bonus as a percentage of base salary data for the relevant executive positions. The Company used general survey data, as well as survey data sized for revenue comparability. Following a review of the survey data, cash compensation levels were determined to be generally aligned with the survey data and no changes were made. The disclosure has been clarified to reflect the foregoing on page 120 of Amendment No. 1.

Principal Stockholders, page 142

25.	Please provide the table required by Regulation S-K Item 403 with regard to your Junior Convertible Preferred Stock.

In response to the Staff’s comment, the Company has revised its disclosure on pages 144-145 of Amendment No. 1.

Securities and Exchange Commission	March 15, 2019

Certain Relationships and Related Party Transactions, page 146

26.

Disclose the material terms of the agreements mentioned in this section, and clarify which terms of the stockholders agreement will terminate in connection with this offering. Also, clarify whether shareholders will have the opportunity to vote on directors appointed under the stockholders agreement, and quantify the amount of payments made under the agreements during the periods addressed in instruction 1 to Regulation S-K Item 404.

In response to the Staff’s comment, the Company has revised its disclosure on page 146 of Amendment No. 1.

27.

Disclose the approximate dollar amount of the Existing Senior Preferred Stock and Existing Junior Convertible Preferred Stock issued to each related person. Also clarify the amount each related person paid for the preferred stock and the amount currently held by those parties.

In response to the Staff’s comment, the Company has revised its disclosure on page 147 of Amendment No. 1.

28.

To the extent not already addressed in your disclosure on pages 142-143, provide us your analysis supporting your conclusion regarding whether Regulation S-K Item 404 requires you to address in this section the transactions mentioned on pages F-48 and F-49 or the transactions involving NuSil investors mentioned on page F-40. Also ensure that you have provided required disclosure for all years addressed in Instruction 1 to Regulation S-K Item 404 regarding relevant transactions with any person who was in (1) any of the relevant categories described in Instruction 1.a to Item 404(a) at any time during the specified period and (2) any of the categories described in Instruction 1.b when the transaction in which such person had a material interest occurred or existed.

In response to the Staff’s comment, the Company has revised its disclosure on pages 146-151 of Amendment No. 1. The Company believes that the revised disclosure includes all relevant transactions required to be disclosed pursuant to Item 404 or Regulation S-K.

29.	Please provide the disclosure required by Regulation S-K Item 404(b) and (c)(1).

In response to the Staff’s comment, the Company has revised its disclosure on page 151 of Amendment No. 1 to address the Staff’s comment with respect to Regulation S-K Item 404(b). With respect to the Staff’s comment regarding Regulation S-K Item 404(c)(1), the Company respectfully informs the Staff that it does not believe any person acted as a “promoter,” as defined under Rule 405

Securities and Exchange Commission	March 15, 2019

of the Securities Act, during the last five fiscal years and therefore no disclosure pursuant to Item 404(c)(1) is required in the Registration Statement. To qualify as a promoter under Rule 405, a person must have been involved in, or received services or property in connection with, the “founding and organizing of the business or enterprise of an issuer.” As disclosed on page 8 of Amendment No. 1, Avantor has an operating history dating back to 1904. VWR likewise was founded in 1852. As such, the Company respectfully submits that it did not have a promoter at any time during the past five fiscal years.

Description of Indebtedness, page 152

30.

Given the “specified” ratios that you mention in the second paragraph, please quantify the amount of the additional loan available to you. Also, clarify who you mean when you refer to “Holdings” on page 145.

The “specified” ratios are leverage ratios based upon the total amount of the Company’s first lien secured, secured or total indebtedness and its Covenant EBITDA for the trailing twelve month period. As a result, the amount of additional loans that the Company may incur cannot be quantified as a dollar amount, as the amount of additional loans available under the Senior Secured Credit Facilities fluctuates based on the type of security interest provided in any additional loans the Company may seek and as the Company’s leverage ratio fluctuates. For example, as the Company’s leverage ratio decreases due to reductions in certain indebtedness or an increase in last twelve months Covenant EBITDA, the amount of additional loans available to the Company increases. In addition, as noted in the preceding sentence on page 152, these incremental loans are uncommitted. Thus, in order to incur any additional loans in compliance with the ratios discussed above, the Company must find a willing lender to provide them. With respect to the Staff’s comment regarding “Holdings” on page 153, the Company has revised the disclosure on page 153 of Amendment No. 1 to reflect the entity’s legal name, “Vail Holdco Sub LLC.”

Description of Capital Stock, page 158

31.	Please provide the disclosure required by Regulation S-K Item 201(b)(1).

In response to the Staff’s comment, the Company has revised its disclosure on page 158 of Amendment No. 1.

Underwriting (Conflicts of Interest), page 173

32.

Please clarify, if true, that Goldman Sachs, as one of the underwriters in the IPO, will only purchase shares of the common stock (i.e., the subject of the IPO) during the first 90 trading days after the consummation of the IPO if Goldman Sachs can do so consistent with the anti-manipulation provisions of the federal securities laws (e.g., Sections 9(a) and 10(b) of the Exchange Act, Rule 10b-5).

Securities and Exchange Commission	March 15, 2019

The Company has been advised by Goldman Sachs & Co. LLC, as one of the underwriters in the initial public offering, that, consistent with its practice as an underwriter on any public offering, it will only purchase shares of the common stock of the Company during the first 90 trading days after the consummation of the initial public offering if it could do so consistent with the anti-manipulation provisions of the federal securities laws.

33.	Please quantify the total amount that the underwriter has received from its relationship with the registrant, whether from dividends, distributions or otherwise.

The Company advises the Staff that the total amount of dividends that it has paid to affiliates of Goldman Sachs & Co. LLC in connection with their ownership of the Company’s Existing Senior Preferred Stock is equal to 53,922 shares of Existing Senior Preferred Stock which was worth an aggregate of $53,922,000 as of the respective payment dates. There have been no other payments made to affiliates of Goldman Sachs & Co. LLC in connection with their ownership of the Existing Senior Preferred Stock. Affiliates of the underwriter have not received any amounts in respect of their holdings of the Existing Junior Preferred Stock.

In addition, the Company advises the Staff that it has modified the disclosure included on pages 150-151 of the Registration Statement in response to comment 28 to describe and quantify all additional transactions with affiliates of Goldman Sachs & Co. LLC.

Exhibits

34.

Given your disclosure at the top of page 28 and on page 84, please provide us your analysis supporting your conclusions regarding whether you must file any supply agreements with key suppliers or your “BIO agreement.” Also, it appears that your exhibit index might address contracts with executive officers identified in the table on page 125; please also file contracts with other executive officers as required by Regulation S-K Item 601(b)(10).

The Company acknowledges the Staff’s comment and respectfully submits that it is not required to file any of its supply agreements or the BIO Agreement as exhibits to the Registration Statement for the following reasons:

•

Item 601(b)(10) of Regulation S-K provides that material agreements not made in the ordinary course of business should be filed as an exhibit to a filed report. With certain exceptions, agreements made in the ordinary course of business need not be filed. According to Item 601(b)(10)(ii), an agreement will be deemed to have been made in the ordinary course of business if “the contract is such as ordinarily accompanies the kind of business conducted by the registrant.” The supply agreements referenced in the risk factor and the BIO Agreement ordinarily accompany the kind of business conducted by the Company.

Securities and Exchange Commission	March 15, 2019

•

The supply agreements referenced in the risk factor are contracts for the procurement of raw materials as well as third party materials & consumables and equipment & instrumentation, made in the ordinary course of the Company’s business. The Company’s business involves the manufacture and sale of a broad range of proprietary materials & consumables created from raw materials as well as the sale of third party material and consumables and equipment & instrumentation, each of which are provided through the supply agreements referenced in the risk factors on pages 26-28 of Amendment No. 1. These supply agreements contain terms customary for agreements of this type. The raw materials & consumables and equipment & instrumentation procured under such agreements are also readily available. Finally, no supplier to the Company represents more than 5% of the Company’s net sales.

•

The BIO agreement allows startup members of BIO, a trade association, to purchase goods and services from the Company at pre-negotiated prices and terms. The Company’s business involves the sale of a broad range of goods and services to its customers. The BIO agreement contains terms that are customary for purchase and sale agreements of this type.

•

The Company has also reviewed the exceptions set forth in Item 601(b)(10)(ii)(A)-(D) and has determined that these agreements are not required to be filed as an exhibit to a filed report. Items (A)-(D) are not applicable. Specifically, the Company is not substantially dependent on any of these contracts, which is the applicable standard set forth in Item (B).

The Company respectfully submits that it plans to file all employment agreements with its named executive officers by amendment. The Company believes that it has currently listed those agreements in Amendment No. 1.

*    *    *    *    *    *     *    *

Please do not hesitate to call me at (212) 455-2948 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman

cc:	Securities and Exchange Commission
Kristin Lochhead
Brian Cascio

Avantor, Inc.
Justin M. Miller

Simpson Thacher & Bartlett LLP
Ryan Bekkerus

Ropes & Gray LLP
Patrick O’Brien
John Sorkin
Rachel Phillips